

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 8, 2007

Mr. Robert D. Bondurant
Executive Vice President and Chief Financial Officer
Martin Midstream Partners L.P.
4200 Stone Road
Kilgore, TX 75662

> **Re:** **Martin Midstream Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 5, 2007**
> **File No. 000-50056**

Dear Mr. Bondurant:

We have reviewed your Form 10-K for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Selected Financial Data, page 46

1.   It appears that you disclosed the cash dividends declared per common unit for the 4th quarter of each period presented. Please revise to disclose the cash dividends declared per common unit for each year presented.

Financial Statements and Supplementary Data, page 71

Note (2) Significant Accounting Policies, page 80

(b) Product Exchanges, page 80

2.   Please explain to us how your accounting for product exchanges is consistent with EITF 04-13. In this regard, describe for us the following:

   a) a detailed description of your product exchange agreements;

   b) whether you view the product exchanges as single exchange transactions and the basis for your conclusion; and

   c) the amounts you have recorded in your statements of operations related to the product exchange transactions.

(d) Revenue recognition, page 81

3.   We note that you recognize sulfur and fertilizer revenue when the customer takes title to the product. Please expand your policy footnote to clarify whether the risks and rewards of ownership are assumed by the customer when it takes title to the product.

Note (4) Acquisitions, page 87

(g) Bay Sulfur Asset Acquisition, page 89

4.   We note that you acquired the operating assets and sulfur inventories of Bay Sulfur Company. Please explain to us how you determined that the acquired operating assets constituted a business under the guidance set forth by EITF 98-3. Refer to paragraph 9 of SFAS 141 for additional guidance.

<u>Waskom Gas Processing Company Financial Statements, Financial Statement Schedule
Pursuant to Item 15(a)(2)</u>

5.   We note that you present the balance sheet of Waskom Gas Processing Company as of December 31, 2006, and the related statement of income, partners' capital and cash flows for the year ended December 31, 2006. Rule 3-09(b) of Regulation S-X requires separate financial statements to be presented to be as of the same dates and for the same periods as the audited financial statements required by Rules 3-01 and 3-02 of Regulation S-X. Please tell us how the exclusion of the balance sheet of Waskom as of December 31, 2005, and the related statement of income, partners' capital and cash flows for either the year ended December 31, 2005 or the period from Martin Midstream Partners L.P. acquisition to December 31, 2005 is compliant with Rule 3-09.

<u>Form 8-K filed May 7, 2007</u>

<u>Distributable Cash Flow, page 9</u>

6.   We note that you reconcile Distributable Cash Flow, a non-GAAP financial measure, to net income. Based on your disclosure on page 2 that you use distributable cash flow as a measure of liquidity to show your cash flow after the satisfaction of capital and related requirements of operations, please reconcile Distributable Cash Flow to the nearest GAAP liquidity measure, which would be cash flows provided(used) by operating activities.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief